UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            SCHEDULE 13D
                           (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                      (Amendment No. --)

                     JOHN PALMER CLARY
                        (Name of Issuer)

                    Common Stock, $1.00 Par Value
                   (Title of Class of Securities)

                              182720102
                           (CUSIP Number)

  John Palmer Clary, 2000 So. Myrtle Avenue, Monrovia, CA 91016 626/358-2395
   (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications)

                      February 1998
          (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box                                                  ______

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.




CUSIP No.   182720102                13D                  Page 2 of 4

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)
      John Palmer Clary        S.S. ###-##-####

2.    Check the appropriate box if a member of a group          (a) [X]

3.    SEC USE ONLY

4.    Source of Funds
           00 Gift

5.    Check box if disclosure of legal proceedings is required pursuant
      to Item 2(d) or 2(e)                               [_]

6.    Citizenship or Place of Organization
        U.S.A.

7.    Sole Voting Power         94,638

8.    Shared Voting Power       N/A

9.    Sole Dispositive Power    N/A

10.   Shared Dispositive Power   N/A

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                     94,638

12.   Check Box if the Aggregate Amount in Row (11) excludes certain shares
                                 ____
13.   Percent of Class represented by amount in Row (11)
                     5.24%

14.   Type of Reporting Person
          IN

                                                       Page 3 of 4

                           JOHN PALMER CLARY
                           2000 So. Myrtle Ave.
                           Monrovia, CA 91016


ITEM I.     SECURITY AND ISSUER
            The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share, of Clary Corporation, a California Corporation (the "Company"). The address of the Company is 1960 So. Walker Avenue, Monrovia, California 91016.

ITEM 2.     IDENTITY AND BACKGROUND
            (a)   John Palmer Clary
            (b)   2000 So. Myrtle Avenue, Monrovia, CA 91016
            (c) Director of Engineering and a Director of Addmaster Corporation, an affiliate Company of Clary Corporation since 1984. Director of Clary Corporation since 1987. The principal business of Clary Corporation is the manu-facture of uninterruptible power supplies. The principal business of Addmaster Corporation is the manufacture of electric business equipment and computer peripheral products.
            (d) John Palmer Clary has never been involved or convicted in a criminal proceeding.
            (e) John Palmer Clary has not been a party to a civil pro-ceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Clary becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
            (f) John Palmer Clary is a citizen of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Shares were acquired through personal assets or a gift. Recent shares wee acquired as a gift.


                                 Page 4 of 4


ITEM 4.      PURPOSE OF TRANSACTION

             All securities were acquired for long term investment.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             (a) John Palmer Clary is the beneficial owner of 94,638 shares of Clary Corporation Common Stock, $1.00 par value, which constitutes 5.24% of the outstanding common stock of the Company.

             (b) Such interest includes voting power and investment power.

ITEM 6. CONTRACTS, ARRANGEMENT, OR UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

             (a) As beneficial owner of convertible debentures of the Company, John P. Clary has the option of converting this debenture into 50,000 shares of the Common Stock of the Company.

             There are no contracts, arrangements, understandings, or relationships with respect to any securities of Clary Corporation held by John Palmer Clary.


                          S I G N A T U R E

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on
Schedule 13D is true, complete and correct.

March 12, 1998                         ___________________________
                                       John Palmer Clary